UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

 Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of NextEra Energy, Inc. Employee Retirement Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan’s auditor since 2007.

Oakbrook Terrace, Illinois

June 11, 2025

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2024
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$380,879,084	$14,903,037	$395,782,121
Collective trust funds	2,504,711,886	—	2,504,711,886
Preferred stock	535,175	—	535,175
Common stock other than NextEra Energy, Inc. common stock	567,433,095	—	567,433,095
NextEra Energy, Inc. common stock	403,320,650	1,400,613,164	1,803,933,814

Total investments, at fair value	3,856,879,890	1,415,516,201	5,272,396,091
Investments, at contract value (see Note 7)	134,365,790	—	134,365,790

Total investments	3,991,245,680	1,415,516,201	5,406,761,881

Receivables
Participant loans	74,021,654	—	74,021,654
Pending trades due from brokers	91,490	—	91,490
Employer contributions	—	3,138,329	3,138,329
Other receivables	542,468	44,185	586,653

Total receivables	74,655,612	3,182,514	77,838,126
Non-interest bearing cash	19,605	—	19,605

Total assets	4,065,920,897	1,418,698,715	5,484,619,612

LIABILITIES
Pending trades due to brokers	1,215	—	1,215
Other payables	1,662,049	99,249	1,761,298

Total liabilities	1,663,264	99,249	1,762,513

NET ASSETS AVAILABLE FOR BENEFITS	$4,064,257,633	$1,418,599,466	$5,482,857,099

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2024 AND 2023

	December 31, 2023
	Participant-	Nonparticipant-
	Directed	Directed	Total
ASSETS
Investments, at fair value (see Note 6)
Registered investment companies	$363,163,353	$9,781,368	$372,944,721
Collective trust funds	2,255,847,026	—	2,255,847,026
Preferred stock	653,585	—	653,585
Common stock other than NextEra Energy, Inc. common stock	460,419,197	—	460,419,197
NextEra Energy, Inc. common stock	395,831,605	1,294,173,610	1,690,005,215

Total investments, at fair value	3,475,914,766	1,303,954,978	4,779,869,744
Investments, at contract value (see Note 7)	175,564,283	—	175,564,283

Total investments	3,651,479,049	1,303,954,978	4,955,434,027

Receivables
Participant loans	70,903,605	—	70,903,605
Pending trades due from brokers	235,498	2,144,567	2,380,065
Employer contributions	—	3,183,714	3,183,714
Other receivables	617,000	42,357	659,357

Total receivables	71,756,103	5,370,638	77,126,741

Total assets	3,723,235,152	1,309,325,616	5,032,560,768

LIABILITIES
Other payables	1,788,779	778,681	2,567,460

Total liabilities	1,788,779	778,681	2,567,460

NET ASSETS AVAILABLE FOR BENEFITS	$3,721,446,373	$1,308,546,935	$5,029,993,308

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2024

	Participant-	Nonparticipant-
	Directed	Directed	Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments	$518,947,982	$233,088,029	$752,036,011
Interest income	16,062,976	—	16,062,976
Dividend income	30,576,357	42,219,548	72,795,905

Net investment income	565,587,315	275,307,577	840,894,892
Contributions
Participant	211,648,293	—	211,648,293
Employer-NextEra Energy, Inc. common stock	—	83,053,766	83,053,766
Rollovers	18,538,676	—	18,538,676

Total contributions	230,186,969	83,053,766	313,240,735
Transfer from/to nonparticipant-directed investments	64,822,370	3,321,594	68,143,964

Total net additions	860,596,654	361,682,937	1,222,279,591

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefit payments to participants and beneficiaries	511,097,938	186,426,746	697,524,684
Management and administrative expenses	3,365,862	381,290	3,747,152
Transfer from/to participant-directed investments	3,321,594	64,822,370	68,143,964

Total deductions	517,785,394	251,630,406	769,415,800

NET INCREASE	342,811,260	110,052,531	452,863,791

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2023	$3,721,446,373	$1,308,546,935	$5,029,993,308

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2024	$4,064,257,633	$1,418,599,466	$5,482,857,099

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

1. Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description (SPD) (as updated periodically through Summaries of Material Modifications) for a more complete description of the Plan and up-to-date information regarding participating subsidiaries, vesting, employer contribution and employee contribution schedules.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan includes a cash or deferred arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to defer federal income taxes on their contributions (Pretax Contributions) until such contributions are distributed from the Plan.

Most employees of NextEra Energy, Inc. (the Company/Employer) and its subsidiaries are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or its subsidiaries or at any later date.

The Plan contains employee stock ownership plan (ESOP) provisions. The ESOP component is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii), which is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of the Company (Company Stock).

The Plan has a dividend payout program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock or distribution of dividends in cash.

Trustee

Fidelity Management Trust Company (Trustee) administers the NextEra Energy, Inc. Employee Retirement Savings Plan Trust (Trust) established to hold the assets and liabilities of the Plan.

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefits Advisory Committee (EBAC) acts on behalf of the Company as the Plan Sponsor, as defined by ERISA. The Employee Benefit Plans Administrative Committee (as appointed by EBAC) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by EBAC) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. Fidelity Workplace Services LLC (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pretax and/or Roth after-tax contributions by eligible employees up to the limit under Code Section 402(g), in whole percentages of up to 50% of their eligible earnings, as defined by the Plan (50% Limit). In addition, eligible employees age 50 or older who contributed the maximum annual amount allowable under the pretax and/or Roth after-tax options in the Plan have the option of contributing an additional pretax catch-up contribution or Roth catch-up contribution in accordance with Code Section 414(v). The Plan also allows for traditional after-tax contributions up to the 50% Limit. Participants may also make rollover contributions which represent distributions from other qualified plans or individual retirement accounts.

Eligible employees are automatically enrolled in Pretax Contributions unless such employees revoke or modify their Pretax Contribution election within 60 days of their date of hire or rehire. The Plan also has an automatic increase feature whereby eligible employees’ deemed Pretax Contributions are increased by 1% each year up to a maximum of 10% unless the eligible employee revokes or otherwise modifies their Pretax Contribution election.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Participants can change their investment elections daily and invest in any combination of different investment options offered under the Plan subject to the Plan’s limitations on investments in Company Stock and Fidelity’s excessive trading policy.

Employer Contributions

The Company provides matching contributions through the ESOP in the form of Company Stock. Participants should refer to the SPD for the employer contribution schedules.

Forfeitures

Forfeitures of nonvested employer matching contributions due to termination of employment are used to restore amounts previously forfeited. Any remaining forfeitures are applied as provided under the Plan.

Vesting

Participants are immediately 100% vested in employee contributions. Participants should refer to the SPD for the vesting schedules for Employer matching contributions. Upon death, total and permanent disability, or certain other circumstances an employee may become 100% vested. In addition, in certain circumstances, such as acquisitions or divestitures, the Plan may recognize previous service for vesting purposes.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by any outstanding loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. In general, Participants may not have more than two loans outstanding from the Plan at any time. Participant loans have a fixed annual interest rate based on the prime rate. Loans outstanding at December 31, 2024 carry an interest rate of 3.25% to 8.50% and the majority mature between 2025 and 2029. Participants should refer to the SPD for a description of eligible participant loans.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

Administrative Expenses

Participants pay a fee from their accounts to cover some of the administrative expenses of the Plan. All other expenses are paid as permitted by the Plan or by the Company. Any expenses paid directly by the Company are not included in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value, except for the fully benefit-responsive investment contracts, which are reported at contract value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being unadjusted quoted prices in active markets for identical assets or liabilities.

In some cases, a valuation approach used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments held by the Plan.

Registered investment companies (mutual funds), Company Stock, preferred stock and common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (Level 1 inputs), which represent the net asset value of such shares at year-end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of such shares held at year-end (Level 1 inputs). Company Stock and other publicly traded common stock are valued at their quoted market price in active markets (Level 1 inputs). Certain common stock and preferred stock are valued using significant unobservable inputs (Level 3 inputs).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset value per unit share reported by the fund manager as of the financial statement dates and on recent transaction prices (Level 2 inputs). Each collective trust fund provides for daily redemptions reported at net asset value per unit share, with no advance notice requirement.

The following is a description of the valuation methods and assumptions used by the Plan to report the contract value of the fully benefit-responsive synthetic guaranteed investment contracts held by the Plan.

Investment contracts (wrapper contracts): The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts) (see Note 7) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates. The crediting interest rate resets monthly and is based on an agreed upon formula with the issuers but cannot be less than zero. The key factors that influence future rates could include the following: the level of market interest rates, the difference between the fully benefit-responsive investment contracts’ book and market values, the amount and timing of Participant contributions, transfers and withdrawals into/out of the fully benefit-responsive investment contracts, and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

The Managed Income Fund is comprised of synthetic guaranteed investment contracts, each of which is valued at contract value. Each synthetic guaranteed investment contract consists of a wrapper contract and the underlying investments of the wrapper contract are primarily debt securities. The underlying investments in the Managed Income Fund include U.S. Treasury notes, asset-backed and mortgage-backed securities, corporate bonds, government agency notes and interest-bearing cash. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the contract value of the Managed Income Fund. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

Currently, management believes that the occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A contract issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the contract issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participants’ accounts are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits distributed to Participants are recorded when paid.

Participant Loans

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, and the loans are collateralized by the Participants’ account balances in the Plan. In general, repayments of principal and interest are received through payroll deductions or direct payment to the Trustee.

3. Risks and Uncertainties

Investments

The Plan, in general, is exposed to various risks, many of which are beyond the control of the Plan Sponsor. Some such risks include risks around investment securities such as interest rate, credit, liquidity, global events and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities may occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Nonparticipant-Directed Investments

The “Nonparticipant-Directed” net assets of the Plan and changes therein represent Employer contributions into the ESOP component of the Plan. Participants have the option to reinvest nonparticipant-directed investments daily among any of the other investment options available under the Plan.

5. Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Dividend income earned by the Plan includes dividends on Company Stock. In accordance with the Plan and the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates, Participants may elect to reinvest dividends in Company Stock or receive dividends in cash. During 2024, dividends on shares of Company Stock held in Participants’ accounts totaled $54,558,481.

During 2024, employer contributions of Company Stock credited to Participant’s accounts totaled $83,053,766 which equated to 1,194,957 shares. Realized gains on shares of Company Stock sold by Participants during 2024 totaled $44,591,539. At December 31, 2024 and 2023, the number of shares of Company Stock held in Participants’ accounts totaled 25,162,977 and 27,823,596, respectively, with a fair value of $1,803,933,814 and $1,690,005,215, respectively.

Certain fees were paid by the Plan to the managers of the investments held in the Plan and certain Plan investments are managed by an affiliate of the Trustee or investment advisors of the Plan. These transactions qualify as party in interest transactions. The Plan also pays

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

for various administrative expenses to service providers which constitute party-in-interest transactions. Additionally, the Plan reimburses the Company for a portion of the direct costs incurred in the administration of the Plan which are considered party-in-interest transactions. Participant loans held by the Plan of $74,021,654 and $70,903,605 at December 31, 2024 and December 31, 2023, respectively, are also considered party-in-interest transactions.

6. Investments

The Plan’s financial assets and other fair value measurements made on a recurring basis by fair value hierarchy level are as follows:

	December 31, 2024
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Registered investment companies	$380,879,084	$—	$—	$380,879,084
Collective trust funds	—	2,504,711,886	—	2,504,711,886
Preferred stock	—	—	535,175	535,175
Common stock other than NextEra Energy, Inc. common stock	567,181,434	—	251,661	567,433,095
NextEra Energy, Inc. common stock	403,320,650	—	—	403,320,650

Total participant-directed investments	1,351,381,168	2,504,711,886	786,836	3,856,879,890
Nonparticipant-directed investments:
Registered investment companies	14,903,037	—	—	14,903,037
NextEra Energy, Inc. common stock	1,400,613,164	—	—	1,400,613,164

Total nonparticipant-directed investments	1,415,516,201	—	—	1,415,516,201
Total investments in the fair value hierarchy	2,766,897,369	2,504,711,886	786,836	5,272,396,091

Investments at contract value				134,365,790

Total investments				$5,406,761,881

	December 31, 2023
	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Participant-directed investments:
Registered investment companies	$363,163,353	$—	$—	$363,163,353
Collective trust funds	—	2,255,847,026	—	2,255,847,026
Preferred stock	—	—	653,585	653,585
Common stock other than NextEra Energy, Inc. common stock	460,193,940	—	225,257	460,419,197
NextEra Energy, Inc. common stock	395,831,605	—	—	395,831,605

Total participant-directed investments	1,219,188,898	2,255,847,026	878,842	3,475,914,766
Nonparticipant-directed investments:
Registered investment companies	9,781,368	—	—	9,781,368
NextEra Energy, Inc. common stock	1,294,173,610	—	—	1,294,173,610

Total nonparticipant-directed investments	1,303,954,978	—	—	1,303,954,978
Total investments in the fair value hierarchy	2,523,143,876	2,255,847,026	878,842	4,779,869,744

Investments at contract value				175,564,283

Total investments				$4,955,434,027

7. Managed Income Fund

The contract value of fully benefit-responsive investment contracts was $134,365,790 and $175,564,283, respectively, at December 31, 2024 and 2023. The contract value of the fully benefit-responsive investment contracts includes interest-bearing cash of $419,235 and $651,281, respectively, at December 31, 2024 and 2023. The contract value of fully benefit-responsive investment contracts excludes short term investments in registered investment companies that are not covered by the wrapper contracts. These investments are reported at fair value in the amount of $2,554,876 and $3,580,286, respectively, at December 31, 2024 and 2023.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

8. Income Taxes

On June 17, 2015, the Internal Revenue Service (IRS) made a favorable determination that the Plan meets the requirements of Section 401(a) of the Code. The Plan has been amended since receiving the favorable determination letter and due to expiry of the determination letter program, no new letter is expected. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan continues to be tax-exempt. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. Participants are given the option to receive dividend distributions on Company Stock in cash; all vested dividends earned by Participants are deductible by the Company.

Employer matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Employer matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. Participant’s Roth after-tax contributions and the earnings thereon generally are not taxable to the Participant if made as a qualified distribution. Earnings on traditional after-tax contributions are not taxable to the Participant until distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

Accounting principles generally accepted in the United States of America require plan administrators to evaluate tax positions taken by the Plan. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, respectively, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine regulatory audits. The plan administrator believes it is no longer subject to tax audits for periods prior to 2021.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Cash and Cash Equivalents:
	USD (US Dollars)	419,235	**	$419,235

	Total Cash and Cash Equivalents		—	$419,235

	Common Stock:
	ADOBE INC	10,558	**	$4,694,931
	ADVANCED MICRO DEVICES INC	22,092	**	2,668,493
	AFFIRM HOLDINGS INC	14,549	**	886,034
	ALPHABET INC CL A	206,584	**	39,106,351
	AMAZON.COM INC	219,879	**	48,239,254
	AMPHENOL CORPORATION CL A	141,692	**	9,840,509
	APPLE INC	203,843	**	51,046,364
	ARGENX SE SPONSORED ADR	6,986	**	4,296,390
	ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHARES	5,239	**	3,631,046
	ATLASSIAN CORP PLC CLS A	20,492	**	4,987,343
	AURORA INNOVATION INC	189,676	**	1,194,959
	BECTON DICKINSON & CO	17,492	**	3,968,411
	BOEING CO	23,084	**	4,085,869
	CHIPOTLE MEXICAN GRILL INC	73,595	**	4,437,779
	CIGNA GROUP (THE)	28,182	**	7,782,177
	COUPANG INC A	219,778	**	4,830,720
	DANAHER CORP	17,977	**	4,126,620
	DYNATRACE INC	49,918	**	2,713,043
	ELI LILLY & CO	15,793	**	12,192,196
	ENTEGRIS INC	38,950	**	3,858,387
	EQUIFAX INC	19,474	**	4,962,949
	FAIR ISAAC CORP	2,137	**	4,254,617
	FISERV INC	86,021	**	17,670,434
	HOWMET AEROSPACE INC	44,909	**	4,911,697
	HUBSPOT INC	7,516	**	5,236,923
	INGERSOLL RAND INC	52,137	**	4,716,313
	INTUIT INC	28,864	**	18,141,024
	INTUITIVE SURGICAL INC	24,541	**	12,809,420
	LEGEND BIOTECH CORP SPON ADR	40,456	**	1,316,438
	LULULEMON ATHLETICA INC	7,927	**	3,031,364
	MAGIC LEAP INC A P/P	719	**	—
	MASTERCARD INC CL A	39,377	**	20,734,747
	MERCADOLIBRE INC	1,812	**	3,081,197
	META PLATFORMS INC CL A	53,139	**	31,113,416
	MICROSOFT CORP	161,019	**	67,869,509
	NATERA INC	12,651	**	2,002,653
	NETFLIX INC	11,400	**	10,161,048
	NVIDIA CORP	412,500	**	55,394,625
	ROSS STORES INC	35,111	**	5,311,241
	SCHLUMBERGER LTD	75,034	**	2,876,804
	SCHWAB CHARLES CORP	49,655	**	3,674,967
	SERVICENOW INC	10,717	**	11,361,306
	SHOPIFY INC CL A	60,837	**	6,468,798
	SONOVA HLDG AG UNSPON ADR	50,367	**	3,275,870
	STRIPE INC CLASS B PP	9,148	**	251,661
	STRYKER CORP	23,015	**	8,286,551
	THE BOOKING HOLDINGS INC	1,935	**	9,613,893
	TRADEWEB MARKETS INC A	19,680	**	2,576,506
	UNITEDHEALTH GROUP INC	27,544	**	13,933,408
	VISA INC CL A	43,687	**	13,806,839
	GCI LIBERTY INC CL A ESCROWE LINE	88,380	**	1
*	NEXTERA ENERGY, INC. (PARTICIPANT-DIRECTED)	5,625,898	**	403,320,650
*	NEXTERA ENERGY, INC. (NONPARTICIPANT-DIRECTED)	19,537,079	$445,170,673	1,400,613,164

	Total Common Stock		$445,170,673	$2,371,366,909

	Preferred Stock:
	NURO INC/CA SER C PC PP	47,663	**	$156,335
	SILA NANOTECHNOLOGIES INC SER F 0% PC PP	9,212	**	180,129
	RAPPI INC SER E PFD PERP PP	9,111	**	198,711

	Total Preferred Stock		—	$535,175

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Collective Trust Funds:
*	BLACKROCK RUSSELL 2000 INDEX FUND M	1,191,753	**	$38,845,194
*	BTC ACWI EX US IMI M	2,338,971	**	42,481,788
*	BTC EQUITY INDEX J	13,771,254	**	390,866,742
*	BTC RUSSELL 3000 M	4,861,016	**	168,082,280
*	BTC US DEBT INDEX M	3,512,572	**	42,183,532
*	COHEN & STEERS US REALTY SHARES B	2,125,980	**	45,495,963
*	EARNEST SMID CP CORE	445,356	**	7,299,378
*	LS CORE PL FXINC D	2,696,808	**	44,389,466
*	PIMCO DIVERSIFIED REAL ASSET TRUST	686,482	**	12,912,734
*	VANGUARD TARGET RETIREMENT 2020 TRUST PLUS	372,413	**	27,458,025
*	VANGUARD TARGET RETIREMENT 2025 TRUST PLUS	3,046,120	**	247,923,694
*	VANGUARD TARGET RETIREMENT 2030 TRUST PLUS	1,637,924	**	144,776,061
*	VANGUARD TARGET RETIREMENT 2035 TRUST PLUS	4,233,378	**	405,684,654
*	VANGUARD TARGET RETIREMENT 2040 TRUST PLUS	978,547	**	100,242,322
*	VANGUARD TARGET RETIREMENT 2045 TRUST PLUS	3,178,990	**	340,342,709
*	VANGUARD TARGET RETIREMENT 2050 TRUST PLUS	867,599	**	94,360,052
*	VANGUARD TARGET RETIREMENT 2055 TRUST PLUS	1,332,663	**	144,713,901
*	VANGUARD TARGET RETIREMENT 2060 TRUST PLUS	690,741	**	45,174,489
*	VANGUARD TARGET RETIREMENT 2065 TRUST PLUS	684,672	**	27,653,891
*	VANGUARD TARGET RETIREMENT 2070 TRUST PLUS	166,034	**	4,062,855
*	VANGUARD TARGET RETIREMENT INCOME TRUST PLUS	1,193,104	**	66,873,496
*	RUSSELL 2000 ALPHA TILTS FUND F	2,651,644	**	58,762,814
*	SSBK GOVERNMENT STIF FUND (US LARGE CAP GROWTH FUND)	4,064,940	**	4,064,940
*	SSBK STIF FUND (SMALL MID CAP GROWTH FUND)	60,906	**	60,906

	Total Collective Trust Funds		—	$2,504,711,886

	Registered Investment Companies:
*	AF EUROPAC GROWTH R6	1,299,201	**	$69,793,086
*	EATON VANCE FLOATING-RATE & HIGH INCOME FUND R6	2,574,760	**	21,370,510
*	JPM EQUITY INCOME R6 FUND	5,116,428	**	122,487,297
*	VANGUARD VMMR-FED MONEY MARKET	161,965,845	**	161,965,845
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. PARTICIPANT-DIRECTED)	2,707,470	**	2,707,470
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (NEXTERA ENERGY, INC. NONPARTICIPANT-DIRECTED)	14,903,037	$14,903,037	14,903,037
*	FIDELITY INSTITUTIONAL CASH PORTFOLIO (MANAGED INCOME FUND)	2,554,876	**	2,554,876

	Total Registered Investment Companies		$14,903,037	$395,782,121

	U.S. Treasury Notes:
	UST NOTES 3.375% 09/15/2027	3,616,200	**	$3,570,234
	UST NOTES 3.5% 01/31/2028	2,324,500	**	2,305,262
	UST NOTES 3.5% 04/30/2028	4,693,900	**	4,604,159
	UST NOTES 3.625% 03/31/2028	3,125,100	**	3,089,738
	UST NOTES 3.625% 05/31/2028	1,832,500	**	1,798,201
	UST NOTES 3.625% 08/31/2029	2,358,800	**	2,312,486
	UST NOTES 3.75% 08/15/2027	7,173,000	**	7,183,469
	UST NOTES 4% 01/31/2029	3,176,100	**	3,185,759
	UST NOTES 4% 02/29/2028	4,940,400	**	4,962,623
	UST NOTES 4% 06/30/2028	2,972,700	**	2,942,292
	UST NOTES 4% 07/31/2029	5,083,000	**	5,089,589
	UST NOTES 4.125% 02/15/2027	7,779,400	**	7,879,409
	UST NOTES 4.125% 10/31/2027	3,645,100	**	3,656,471
	UST NOTES 4.125% 10/31/2029	1,837,500	**	1,829,320
	UST NOTES 4.25% 02/28/2029	2,681,500	**	2,707,689
	UST NOTES 4.5% 05/31/2029	9,868,500	**	9,954,696
	UST NOTES 4.625% 09/15/2026	7,854,100	**	8,009,254
	UST NOTES 4.875% 10/31/2028	5,456,600	**	5,600,292

	Total U.S. Treasury Notes		—	$80,680,943

	Government Agency Notes:
	CA ST 2.40% 10/1/2025	440,000	**	$436,256

	Total Government Agency Notes		—	$436,256

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Mortgage Backed Securities:
	BENCHMARK MORTGAGE TRUST 2018-B7 A2 4.377% 05/15/2053	260,658	**	$259,600
	BENCHMARK MTG TR 2018-B2 A2 3.6623% 02/15/2051	9,087	**	8,975
	BENCHMARK MTG TR 2018-B8 A2 4.149% 01/15/2052	95,916	**	95,572
	BX 2021-BXMF TSFR1M+75.041 10/15/2026 144A	241,600	**	241,130
	BX COML MTG TR 2024-GPA3 A TSFR1M+149.25 12/15/2029 144A	33,000	**	33,085
	BX COMMERCIAL MORTGAGE TRUST 2021-PAC TSFR1M+80.358 21 10/15/2036 144A	325,000	**	324,173
	BX COMMERCIAL MORTGAGE TRUST 22-LP2 A TSFR1M+96.27 02/15/2039 144A	282,812	**	283,622
	BX TR 2021-ACNT TSFR1M+96.448 11/15/2026 144A	274,473	**	274,911
	CITIGROUP COML MTG TR 2016-GC36 AAB 3.368% 02/10/2049	51,865	**	51,655
	ELP COMMERCIAL MORTGAGE TRUST 2021-ELP TSFR1M+81.548 1 11/15/2036 144A	443,484	**	444,298
	FEDERAL HOME LN MTG MLT CTF GT 2019-4872 AB 4% 08/15/2047	140,660	**	138,593
	FEDERAL HOME LN MTG MLT CTF GT 3% 07/25/2039	212,930	**	197,925
	FEDERAL HOME LN MTG MLT CTF GT 3.0% 05/15/2045	106,362	**	100,088
	FEDERAL HOME LN MTG MLT CTF GT 4% 07/15/2047	138,405	**	135,915
	FEDERAL HOME LN MTG MLT CTF GT 4847 CA 3.5% 11/15/2045	69,460	**	68,527
	FEDERAL HOME LN MTG MLT CTF GT 5.0% 02/15/2040	32,628	**	32,695
	FEDERAL HOME LN MTGE CORP 4765 QA 3% 02/15/2046	231,953	**	217,705
	FEDERAL NAT MTG ASN GTD REM 2011-26 PA 4.5% 04/25/2041	61,919	**	60,993
	FEDERAL NAT MTG ASN GTD REM 2017-97 P 3% 01/25/2047	221,688	**	204,222
	FEDERAL NAT MTG ASN GTD REM PA 1.85% 05/25/2033	142,773	**	130,264
	FEDERAL NAT MTG ASN GTD REM PA 2% 06/25/2035	337,703	**	314,473
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 05/25/2045	264,617	**	243,524
	FEDERAL NAT MTG ASN GTD REM PA 2.5% 10/25/2039	157,544	**	141,450
	FEDERAL NAT MTG ASN GTD REM PA 2017-11 HA 3.5% 12/25/2045	204,323	**	194,539
	FEDERAL NAT MTG ASN GTD REM PA 2018-3 LP 3% 02/25/2047	337,918	**	314,680
	FEDERAL NAT MTG ASN GTD REM PA 2019-14 DA 4% 03/25/2048	98,860	**	95,851
	FEDERAL NAT MTG ASN GTD REM PA 2019-38 AB 3% 07/25/2039	276,496	**	256,189
	FEDERAL NAT MTG ASN GTD REM PA 3% 03/25/2048	469,589	**	436,831
	FEDERAL NAT MTG ASN GTD REM PA 3.0% 04/25/2044	63,430	**	60,521
	FEDERAL NAT MTG ASN GTD REM PA 3.5% 02/25/2046	97,855	**	96,435
	FEDERAL NAT MTG ASN GTD REM PA 4% 11/25/2048	121,216	**	114,830
	FEDERAL NATL MTG AS GTD RE PTT 2016-105 PA 3.5% 04/25/2045	94,972	**	91,774
	FEDERAL NATL MTG AS GTD RE PTT 2018-11 LA 3.5% 07/25/2045	125,353	**	121,466
	FHLG 7.50% 7/34 #G02115	15,134	**	15,867
	FHLG 15YR 2.5% 01/01/2028#SB0799	41,647	**	40,877
	FHLG 15YR 2.5% 12/01/2031#SB0093	255,313	**	242,175
	FHLG 15YR 3% 03/01/2033#SB0181	467,317	**	446,769
	FHLG 15YR 3% 05/01/2033#G16550	185,051	**	176,996
	FHLG 20YR 3% 11/01/2033#G30872	167,408	**	158,086
	FHLG 20YR 3.5% 06/01/2032#C91456	133,455	**	128,474
	FHLG 20YR 3.5% 07/01/2032#G31067	69,102	**	66,553
	FHLG 25YR 5.50% 7/35 #G05815	9,112	**	9,355
	FHLG 5.50% 3/34 #G01665	14,393	**	14,779
	FHLG 5.50% 5/34 #Z40042	104,242	**	106,918
	FNMA 6.50% 7/32 #545762	2,179	**	2,265
	FNMA 6.50% 7/35 #745092	2,416	**	2,520
	FNMA 6.50% 12/32 #735415	2,205	**	2,293
	FNMA 15YR 2% 02/01/2028#FS3865	50,151	**	48,726
	FNMA 15YR 2.5% 01/01/2028#FS3867	47,746	**	46,795
	FNMA 15YR 2.5% 01/01/2029#	87,199	**	84,849
	FNMA 15YR 2.5% 10/01/2031#AS8010	110,281	**	104,730
	FNMA 15YR 3% 02/01/2033#BM5108	595,511	**	569,856
	FNMA 15YR 3% 12/01/2032#BM5109	560,923	**	539,755
	FNMA 15YR 3.5% 02/01/2033#FM9794	73,779	**	72,370
	FNMA 15YR 3.5% 09/01/2029#AL5878	41,662	**	41,061
	FNMA 15YR 3.5% 11/01/2030#AL7688	38,253	**	37,653
	FNMA 15YR 3.5% 12/01/2028#AV1907	3,522	**	3,472
	FNMA 15YR 4% 02/01/2034#FM3001	306,519	**	298,228
	FNMA 15YR 4% 03/01/2034#FM2867	679,773	**	661,387
	FNMA 15YR 4.5% 11/01/2025#AL8242	268	**	268
	FNMA 20YR 2.5% 01/01/2033#AL2974	46,500	**	43,363
	FNMA 20YR 2.5% 01/01/2033#AL2975	58,240	**	54,270

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	FNMA 20YR 2.5% 01/01/2033#AL2976	32,994	**	30,701
	FNMA 20YR 2.5% 01/01/2033#AL2982	37,856	**	35,302
	FNMA 20YR 3.00% 11/32 #MA1237	483,836	**	457,068
	FNMA 20YR 4.5% 03/01/2039#FM1774	32,032	**	31,167
	FNMA 20YR 4.5% 06/01/2039#FM1045	16,365	**	15,923
	FNMA 20YR 4.5% 08/01/2039#FM1353	44,964	**	43,764
	FNMA 5.50% 11/34 #310105	74,310	**	76,127
	FNMA 6.50% 12/35 #AD0723	12,479	**	13,001
	FNMA 6.50% 7/32 #545759	3,840	**	3,993
	FNMA 6.50% 8/36 #888034	2,732	**	2,845
	FNMA 6.50% 8/36 #888544	10,739	**	11,187
	FNMA 6.50% 8/36 #AE0746	9,085	**	9,462
	FNMA GTD MTG PASS THRU CTF 3.5% 10/25/2044	139,841	**	136,906
	FNR 2013-16 GP 3% 1/1/33	26,293	**	25,772
	FNR 2015-42 LE 3.0% 06/25/45	144,674	**	137,181
	FNR 2015-49 LE 3% 07/45	118,335	**	112,057
	FNR 2015-54 GA 2.5% 07/25/2045	81,703	**	77,833
	FNR 2016-19 AH 3% 04/46	123,353	**	116,288
	FNR 2016-26 CG 3% 05/46	323,509	**	305,171
	FNR 2016-34 GH 3% 06/46	297,621	**	281,914
	FNR 2016-37 BK 3% 06/25/46	345,059	**	326,296
	FNR 2017-20 AP 3.5% 03/25/2045	235,187	**	226,822
	FNR 2018-16 NB 3.25% 12/25/2044	12,868	**	12,787
	FREDDIE MAC REMICS 2018-4766 MA 3.5% 02/15/2046	214,826	**	207,707
	FREDDIE MAC REMICS 3% 10/25/2048	232,160	**	211,820
	GS MTG SECS TR 2015-GC32 AAB 3.513% 07/10/2048	14,334	**	14,343
*	JPMCC COML MTG SECS TR 2016-JP4 A2 2.984% 12/15/2049	30,458	**	29,814
	LIFE FINANCIAL SERVICES TRUST 2022 TSFR1M+129.52405/15/2039 144A	459,000	**	449,906
	MSBAM 2016-C28 3.272% 01/15/49	135,491	**	134,221
	OPG TR 2021-PORT TSFR1M+59.848 8 10/15/2036 144A	421,109	**	420,523
	SREIT TR 2021-MFP TSFR1M+84.528 08 11/15/2038 144A	284,188	**	284,625
	TAUBMAN CENTERS COMMERCIAL MORTGAGE TRUST 24-DPM ATSFR1M+139.27 12/15/2039 144A	111,000	**	111,178
	WFCM 2016-C34 A2 2.603% 06/49	30,891	**	30,899

	Total Mortgage Backed Securities		—	$14,191,824

	Asset Backed Securities:
	ALLY AUTO RECEIVABLES TRUST 2024-1 5.08% 12/15/2028	74,000	**	$74,689
	AMERICAN EXPRESS CR ACC MST TR 4.87% 05/15/2028	281,000	**	283,089
	AMERICAN EXPRESS CR ACC MST TR 5.23% 04/15/20292029	400,000	**	407,007
	AMERICAN EXPRESS CR ACC MST TR 5.23% 09/15/20288	544,000	**	552,187
	BA CR CARD TR 4.79% 05/15/2028	203,000	**	204,320
	BA CR CARD TR 4.98% 11/15/2028	246,000	**	248,914
	BMW VECHILE OWNER TRUST 2023-A 5.47% 02/25/2028	73,000	**	73,737
	CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2023-2 5.82% 06/15/2028	422,000	**	430,631
	CARMAX AUTO OWNER TR 2023-2 5.05% 01/18/2028	544,000	**	547,671
	CARMAX AUTO OWNER TR 2023-4 6% 07/17/2028	82,000	**	83,690
	CARMAX AUTO OWNER TR 2024-2 5.5% 01/16/2029	51,000	**	51,937
	CARMAX AUTO OWNER TRUST 2024-1 4.92% 10/16/2028	181,000	**	182,382
	CARMX 2023-3 A3 5.28% 05/15/2028	340,000	**	343,673
	CHASE ISSUANCE TR 5.08% 09/15/2030	576,000	**	586,704
	CHASE ISSUANCE TR 5.16% 09/15/2028	635,000	**	643,893
	CITIBANK CR CARD ISSUANCE TR 5.23% 12/08/2027027	189,000	**	190,857
	CITIZENS AUTO RECEIVABLES TRUST 2024-2 5.33% 08/15/2028 144A	84,000	**	85,111
	DAIMLER TRUCKS RETAIL TRUST 2024-1 5.49% 12/15/2027	240,000	**	243,625
	DELL EQUIP FIN TR 2023-2 5.65% 01/22/2029 144A	160,000	**	161,186
	DELL EQUIPMENT FINANCE TRUST 2023-3 5.93% 04/23/2029 144A	215,000	**	218,140
	DELL EQUIPMENT FINANCE TRUST 24-1 5.39% 03/22/2030144A	113,000	**	114,408
	DLLAA 2023-1A 5.64% 02/22/2028 144A	39,000	**	39,651
	DLLAD 2024-1 LLC 5.3% 07/20/2029 144A	21,000	**	21,311
	DLLMT 2024-1 LLC 4.84% 08/21/2028 144A	127,000	**	127,499
	FORD CR FLOORPLN MAST OWN TR A 4.92% 05/15/2028 144A	344,000	**	346,391
	FORD CR FLOORPLN MAST OWN TR A 5.29% 04/15/2029 144A	335,000	**	340,341
	FORD CREDIT AUTO OWNER TRUST 2023-B 5.23% 05/15/2028	308,000	**	311,389
	GM FINANCIAL LEASING TRUST 2023-3 5.38% 11/20/20266	40,000	**	40,275

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	GM FINANCIAL SECURITIZED TERM AUTO RECEIVABLES TR2023-4 5.78% 08/16/2028	348,000	**	354,720
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2023-24.47% 02/16/2028	141,000	**	141,258
	GM FINL CONSUMER AUTOMOBILE RECEIVABLES TR 2023-35.45% 06/16/2028	83,000	**	84,084
	GMF FLOORPLAN OWNER REVOLVING TR 5.34% 06/15/2028144A	455,000	**	461,192
	HAROT 2023-4 5.67% 06/21/2028	302,000	**	307,269
	HUNTINGTON AUTO TR 2024-1 5.23% 01/16/2029 144A	459,000	**	464,752
	HYUNDAI AUTO RECEIVABLES TR 2024-A 4.99% 02/15/2029	76,000	**	76,729
	HYUNDAI AUTO RECEIVABLES TRUST 2023-A 4.58% 04/15/2027	160,508	**	160,886
	HYUNDAI AUTO RECEIVABLES TRUST 2023-B 5.48% 04/17/2028	84,000	**	85,122
	HYUNDAI AUTO RECEIVABLES TRUST 2023-C 5.54% 10/16/2028	249,000	**	253,274
	MERCEDES-BENZ AUTO LEASE TRUST 2024-A 5.32% 01/18/2028	75,000	**	76,065
	MERCEDES-BENZ AUTO RECEIVABLES TR 2023-2 5.95% 11/15/2028	193,000	**	197,068
	NISSAN AUTO RECEIVABLES 2023-B OWNER TR 5.93% 03/15/2028	230,000	**	234,291
	NISSAN MASTER OWNER TR RECEIVABLE 5.05% 02/15/2029144A	133,000	**	134,154
	PORSCHE FINL AUTO SECURITIZATION TR 2023 5.79% 01/22/2029 144A	183,000	**	184,820
	TESLA 2024-A A3 5.3% 06/21/2027 144A	170,000	**	171,265
	TOYOTA AUTO RECEIVABLES 2023-D OWNER TR 5.54% 08/15/2028	247,000	**	251,229
	USAA AUTO OWNER TRUST 2023-A 5.58% 05/15/2028 144A	458,000	**	463,494
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-1 5.02% 06/20/2028	231,000	**	232,685
	VOLKSWAGEN AUTO LOAN ENHANCED TRUST 2023-2 5.48% 12/20/2028	286,000	**	291,134
	WELLS FARGO CARD ISSUANCE TRUST 4.94% 02/15/2029029	398,000	**	402,627
	WORLD OMNI AUTO RECEIVABLES TR 2023-D 5.79% 02/15/2029	276,000	**	281,553
	WORLD OMNI AUTO RECEIVABLES TR 2024-A 4.86% 03/15/2029	466,000	**	469,072
	WORLD OMNI AUTO RECEIVABLES TR 2024-B 5.27% 09/17/2029	175,000	**	177,612
	WORLD OMNI AUTO RECEIVABLES TRUST 2023-C 5.15% 11/15/2028	49,000	**	49,461
	WORLD OMNI AUTOMOBILE LEASE SECURITIZATION TR 2024-A 5.26% 10/15/2027	167,000	**	169,298

	Total Asset Backed Securities		—	$13,129,822

	Corporate Bonds:
	MORGAN STANLEY BK NA SALT LAKE 4.968%/VAR 07/14/2028	284,000	**	$291,283
	7 ELEVEN INC 0.95% 02/10/2026 144A	229,000	**	219,862
	7 ELEVEN INC 1.3% 02/10/2028 144A	286,000	**	255,305
*	BANK NEW YORK MELLON CORP 4.414%/VAR 07/24/2026	510,000	**	518,493
	BANK OF AMERICA CORPORATION 2.551%/VAR 02/04/2028	700,000	**	674,648
	BANK OF AMERICA CORPORATION 3.559%/VAR 04/23/2027	510,000	**	505,300
	BANK OF AMERICA CORPORATION 4.948%/VAR 07/22/2028	800,000	**	819,216
	BANK OF MONTREAL QUE 0.949%/VAR 01/22/2027	810,000	**	781,375
	BANK OF MONTREAL QUE 5.37% 06/04/2027	360,000	**	366,754
	BANK OF NOVA SCOTIA 4.404%/VAR 09/08/2028	420,000	**	421,504
	BANQUE FED CRED MUTUEL PARIS 1.604% 10/04/2026 144A	510,000	**	483,839
	BANQUE FED CRED MUTUEL PARIS 5.194% 02/16/2028 144A	300,000	**	308,529
	CANADIAN IMPERIAL BK OF COMM 3.45% 04/07/2027	800,000	**	784,407
	CANADIAN IMPERIAL BK OF COMM 5.237% 06/28/2027	300,000	**	303,344
	EQUINOR ASA 1.75% 01/22/2026	120,000	**	117,429
	GUARDIAN LIFE GLOBAL FUNDING 1.4% 07/06/2027 144A	800,000	**	743,036
*	JPMORGAN CHASE & CO 1.47%/VAR 09/22/2027	730,000	**	693,545
*	JPMORGAN CHASE & CO 2.947%/VAR 02/24/2028	604,000	**	587,296
*	JPMORGAN CHASE & CO 4.851%/VAR 07/25/2028	500,000	**	510,382
*	JPMORGAN CHASE & CO 5.7%/VAR 04/22/2028	255,000	**	262,102
	MASSMUTUAL GLOBAL FDG II 5.1% 04/09/2027 144A	412,000	**	421,618
	MET TOWER GLOBAL FUNDING 4% 10/01/2027 144A	150,000	**	148,971
	META PLATFORMS INC 4.55% 08/15/2031	420,000	**	420,802
	METROPOLITAN LIFE GLBL FDG I 3.45% 12/18/2026 144A	510,000	**	500,025
	PACIFIC LIFE GF II 4.5% 08/28/2029 144A	420,000	**	420,863
	PRICOA GLOBAL FDG I 4.4% 08/27/2027 144A	430,000	**	435,122
	PROTECTIVE LIFE GLOBAL FUNDING 1.618% 04/15/2026 144A	510,000	**	491,793
	RGA GLOBAL FUNDING 2% 11/30/2026 144A	781,000	**	744,232
	RGA GLOBAL FUNDING 5.448% 05/24/2029 144A	213,000	**	217,088
	ROYAL BANK OF CANADA 1.4% 11/02/2026	510,000	**	482,736
*	STATE STREET CORP 2.203%/VAR 02/07/2028	510,000	**	489,322
*	STATE STREET CORP 4.53%/VAR 02/20/2029	203,000	**	204,020
	TORONTO DOMINION BANK 1.25% 09/10/2026	510,000	**	483,776
	TORONTO DOMINION BANK 4.783% 12/17/2029	295,000	**	291,572
	UBS AG LON BRANCH 1.25% 06/01/2026	510,000	**	486,719

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419 PLAN# 002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	WELLS FARGO BK NATL ASSN 5.254% 12/11/2026	400,000	**	406,001

	Total Corporate Bonds		—	$16,292,309

	Synthetic guaranteed investment contract and wrapper contracts:
	ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE GUARANTEED INVESTMENT CONTRACT		**	$9,215,401

	Total synthetic guaranteed investment contract and wrapper contracts		—	$9,215,401

*	Participant loans	3.25% - 8.50% Majority maturing 2024 - 2029	**	$74,021,654

	Total investments at year end		$460,073,711	$5,480,783,535

*	Party-in-interest
**	Historical cost is disclosed only for nonparticipant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 11, 2025		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/s/ Nicole J. Daggs
Nicole J. Daggs Chairperson of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe LLP